UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No.___)*

                              Cimetrix Incorporated
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                    17185E100
                                 (CUSIP Number)

                              James G. Swensen, Jr.
                          39 Exchange Place, Suite 100
                           Salt Lake City, Utah 84111
                                  801-534-0909
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 10, 2000
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17185E100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Joe K. Johnson

2.       CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a) [ ]
         (b) [ ]

3.       SEC USE ONLY




4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E)                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah

7.       SOLE VOTING POWER

         78,028 Shares

8.       SHARED VOTING POWER

         1,388,333 Shares (including 1,238,333 Shares owned; and 150,000 Shares issuable under immediately exercisable options)


9.       SOLE DISPOSITIVE POWER

         78,028 Shares



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



10.      SHARED DISPOSITIVE POWER

         1,388,333 Shares (including 1,238,333 Shares owned; and 150,000 Shares issuable under immediately exercisable options)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,466,361 Shares (including 1,316,361 Shares owned; and 150,000 Shares issuable under immediately exercisable options)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.9%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN



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



         This Statement on Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the "Shares"), of Cimetrix Incorporated (the "Company") beneficially owned, directly and indirectly, by Joe K. Johnson. Mr. Joe K. Johnson is the manager of Aspen Capital Resources, LLC; the trustee of The Johnson Foundation; and the trustee of The Johnson Fixed Charitable Trust dated May 15, 1997. As such, he has been granted voting power and investment power over investments of these entities, including the Shares, and may therefore be deemed to control, directly or indirectly, the Shares owned by these entities and reported hereby.

Item 1.   Security and Issuer

         The class of securities to which this statement on Schedule 13D relates is the Common Stock, par value $.0001 per share, of Cimetrix Incorporated, a Nevada corporation. The Company has its principal executive offices at 6979 South High Tech Drive, Salt Lake City, Utah 84047-3757.

Item 2.   Identity and Background

         This statement is filed by Joe K. Johnson (the "Reporting Person"). The Reporting Person may be deemed to beneficially own, directly or indirectly, the Shares reported hereby. Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934 or that the Reporting Person together with any other "person" constitutes a "group" for any purpose.

         The Reporting Person is an individual resident of Utah and a United States citizen, with an address at 8989 South Schofield Circle, Sandy, Utah 84093. His principal business is investor and consultant. The Reporting Person is the manager of Aspen Capital Resources, LLC; the trustee of The Johnson Foundation; and the trustee of The Johnson Fixed Charitable Trust. Aspen Capital Resources, LLC is an investment company. The Johnson Foundation is qualified as an exempt organization under the Internal Revenue Code of 1986, as amended, and performs certain charitable purposes. The Johnson Fixed Charitable Trust performs certain charitable purposes.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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



Item 3.   Source and Amount of Funds or Other Consideration

         The Reporting Person acquired Shares for approximately $163,858.00, which funds were from personal funds.

         Aspen Capital Resources, LLC has provided funding of $2,000,000.00 to the Company pursuant to a private placement of the Company's stock in March 2000. The funding was provided from working capital of Aspen Capital Resources, LLC, including capital contributions and earnings from operations.

         The  Johnson   Foundation   has  acquired   Shares  for   approximately
$487,200.00, which funds were provided from working capital of The Johnson Foundation, including contributions and earnings.

         The  Johnson   Fixed   Charitable   Trust  has   acquired   Shares  for
approximately $433,299.00, which funds were provided from working capital of The Johnson Fixed Charitable Trust, including contributions and earnings.

Item 4.   Purpose of Transaction

         The Shares have been acquired by the Reporting Person and the entities referred to herein for investment purposes. The Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Person reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, the Reporting Person may at any time and from time to time acquire additional Shares or other securities convertible or exchangeable for Shares in public or private transactions; dispose of Shares or other securities in public or private transactions, including dispositions economically effected by short sales or options transactions; and/or enter into privately negotiated derivative transactions to hedge the market risk of some or all of his positions in the Shares or other securities. Any such transactions may be effected at any time and from time to time. In connection with his investment in the Company, the Reporting Person expects from time to time to consult with management and other shareholders of the Company.

         Other than as discussed above, or as otherwise described in Item 6 of this Statement on Schedule 13D, the Reporting Person currently has no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

         (a) - (b) As of March 10, 2000, the Reporting Person may be deemed to be the beneficial owner of the Shares, with the power to vote or direct the vote, and to dispose or to direct the

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



disposition of, the Shares. The Reporting Person, is the manager of Aspen Capital Resources, LLC, the trustee of The Johnson Foundation, and the trustee of The Johnson Fixed Charitable Trust.

         As of March 10, 2000, the Reporting Person was the holder of 78,028 Shares; Aspen Capital Resources, LLC was the holder of 800,000 Shares; The Johnson Foundation was the holder of 232,000 Shares; and The Johnson Fixed Charitable Trust was the holder of 206,333 Shares and Options exercisable for 150,000 Shares (at $2.50 per Share).

         On the basis of the foregoing, the Reporting Person may be deemed to beneficially own, directly or indirectly, 1,466,361 Shares, or 6.9% of the Company's outstanding Common Stock as of the reporting date. Such calculation is based on the Company's outstanding Shares, after giving effect to Shares issuable upon exercise of the Options owned by the Reporting Person.

         (c) Schedule I lists transactions in the Shares by the Reporting Person during the last sixty days, including the name, date, amount of securities involved, and price per unit. Except as otherwise indicated, all acquisitions of Shares and all dispositions of Shares were executed through market transactions. There were no other transactions in the Shares by the Reporting Persons in the past sixty days.

         (d) No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

         None


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



SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2000
     /s/
----------------------------
         Joe K. Johnson


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


                                            SCHEDULE I


Title of Security          Transaction               Securities Acquired (A) and Disposed (D)
                              Date                   Number of                          Price
                                                     Shares                             Per Share

Common Stock               03/10/00                  800,000 A(1)                       $2.50


(1) Shares issued to Aspen Capital Resources, LLC by the Company pursuant to a private placement of the Company.



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